Lexaria Bioscience Corp.

100 – 740 McCurdy Road

Kelowna, BC Canada V1X 2P7

1-250-765-6424

January 7, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:   Ada D. Sarmento

                  Re:       Lexaria Bioscience Corp.

                              Registration Statement on Form S-1

                              Filed January 7, 2021

                              File No. 333-250326

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lexaria Bioscience Corp (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern Daylight Time, January 11, 2021, or as soon as practicable thereafter.

Very truly yours,

Lexaria Bioscience Corp.

By:	/s/ Christopher Bunka
Christopher Bunka
Chief Executive Officer